SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For September 21, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP HAS NOT YET OBTAINED FROM THE PUBLIC ATTORNEY’S
OFFICE THE FINAL CALCULATION OF THE RETIREMENT AND PENSION
BENEFITS PAID BY SABESP ON BEHALF OF THE STATE OF
SÃO PAULO

São Paulo, September 21, 2009 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP (BM&FBovespa: SBSP3; NYSE: SBS) (the “Company”), one of the largest water and sewage services providers in the world based on the number of customers, hereby informs that the Public Attorney’s Office of the State of São Paulo (the “Public Attorney’s Office) have not yet delivered its final interpretation regarding the calculation and eligibility criteria applicable to the outstanding debt owed by the State of São Paulo (the “State) to the Company in respect of supplemental retirement and pension benefits (the “Benefits”) that the Company paid on behalf of the State to the former employees of the State-owned companies which merged to form the Company. We expected to have received it by August 20, 2009. We have been closely monitoring the Public Attorney’s Office’s analysis of this issue and we expect to receive this final interpretation soon, but the Public Attorney Office did not set a new date to issue its final interpretation.

As previously informed, once the Public Attorney’s Office issues a final interpretation of the calculation and eligibility criteria applicable to the Benefits and the Company is able to finalize the discussions with the State regarding the portion of the outstanding debt owed by the State to the Company that remains unsettled, totaling R$409.1 million (this amount does not include certain applicable adjustments) as of December 31, 2008 (the “Unsettled Amount”), the Company expects that its independent auditors will have a more current determination so as to assess their previously issued opinion qualification in their report for the fiscal year ended December 31, 2008. However, the Company cannot assure that based on the new facts its independent auditors will be able to issue a report without the qualification for the fiscal year ended December 31, 2008.

In light of the above and of the information provided in the Form 12b-25 filed with the U.S. Securities and Exchange Commission on July 1st, 2009, the Company will continue to monitor and assess all the developments in relation to its annual report on Form 20-F for the fiscal year ended December 31, 2008, but, at this stage, is not in a position to determine when it will be able to file.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: September 21, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.